FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 27, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	DataMirror Introduces Transformation Server/ES

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Introduces Transformation Server/ES

Real-Time Solution Flows Business Events to Message Queues in EAI, BPM and SOA
Environments

BEA WORLD, SANTA CLARA, Calif., - (September 27, 2005)- DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today launched Transformation Server/ES (Event Server), a solution for initiating the real-time flow of information throughout the enterprise. Transformation Server/ES detects events as they occur in mission-critical production applications and creates useful business information to feed into the message queues of leading enterprise application integration (EAI), business process management (BPM), and service-oriented architecture (SOA) environments. With Transformation Server/ES critical business events are never missed.

“The concept of events is the key underlying factor that will enable certain revolutionary improvements in business processes and application systems during the next five years,” said Roy Schulte, VP Distinguished Analyst, Gartner.

Transformation Server/ES leverages DataMirror’s low impact Change Data Capture (CDC) technology to connect natively to source databases running on any platform including Oracle, DB2, UDB and SQL Server. By reading changes directly from the database logs the database, application, and end users of mission-critical applications are not impacted.

Transformation Server/ES is a high-performance solution that integrates seamlessly with existing IT infrastructure. The solution enables real-time event awareness without the need for changes to databases, applications, middleware or hardware.

Transformation Server/ES features:

•
Capture Events in Real-Time - DataMirror’s scalable high performance Change Data Capture technology enables real-time event awareness by using database logs to immediately detect changes to source data and flow those changes to messaging middleware.

•
Transform and Enrich Events - Event data is transformed and enriched before integration with the middleware layer. Composite transactions containing useful business information are created by combining data from key business events with historical content in a data warehouse, or business data in other applications. Data is pulled from heterogeneous systems and consolidated into a single event.

•
Heterogeneous Platform Support - Transformation Server/ES integrates seamlessly with existing IT infrastructure. Real-time event awareness does not require database, application, middleware, hardware or operating system changes.

•	Rich User Interface - An intuitive user interface makes it easy to setup and maintain the flow of useful business information from disparate data sources.

DataMirror will host a presentation at BEA World 2005 to demonstrate how Event Server integrates complex business events with BEA WebLogic and AquaLogic. Visit DataMirror at BEA World 2005, booth 141.

For more information about Transformation Server/ES, visit www.datamirror.com/eventserver

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.

DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 27, 2005	By:	/s/ Peter Cauley

Title Chief Financial Officer